UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4	Latibex: XBBDC	NYSE: BBD

This press release may include information on future events. Such information may include not only historical facts, but also the objectives and expectations of Bradesco’s management. Words such as “anticipate”, “desire”, “expect”, “foresee”, “plan”, “predict”, “project”, “wish” and similar terms are intended to identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not restricted to the impact from the competitiveness of prices and services, the acceptance of services by the market, the service transactions of Bradesco and its competitors, regulatory approvals, currency fluctuations, changes in the mix of services offered as well as other risks described in Bradesco’s reports. This press release is valid up to its publication date and Banco Bradesco assumes no obligation whatsoever to update this release as a result of either new information and/or future events.

Monday, October 27, 2008	9M08 Earnings Release

We present below Bradesco’s main figures for the nine-month period of 2008. Our Report on Economic and Financial Analysis containing the complete Financial Statements is available on the investor relations website http://www.bradesco.com.br/ir.

1. Net Income in the nine-month period of 2008 stood at R$6.015 billion (up 3.4% in relation to the net income of R$5.817 billion in 9M07), corresponding to EPS of R$1.96 and to a return of 26.3% on Average Shareholders’ Equity 1.

2. Net Income comprised R$3.917 billion from financial activities, which represented 65% of the total, and R$2.098 billion from Insurance and Private Pension Plans activities, which accounted for 35% of the Net Income.

3. Market Capitalization on September 30, 2008 reached R$88.777 billion.

4. Total Assets stood in September 2008 at R$422.706 billion, an increase of 33.1% in relation to September 2007. Annualized return on average Assets reached 2.1%, vis-à-vis 2.7% in the same period of 2007.

5. The Expanded Loan Portfolio 2, stood at R$197.250 billion, 40.8% higher than a year ago. Loans to individuals totaled R$69.984 billion (up 28.7%), while loans to corporate clients totaled R$127.266 billion (up 48.5%) .

6. Total Funds Raised and Managed reached R$571.740 billion, an increase of 26.3% vis-à-vis the R$452.698 billion as of September 2007.

7. Shareholders’ Equity stood at R$34.168 billion, a 17.0% growth y-o-y. The Capital Adequacy Ratio stood at 15.6%, under the New Basel Capital Rules (Basel II).

8. Remuneration to shareholders in the form of Interest on Shareholders’ Capital and Dividends paid and provisioned in the period totaled R$2.072 billion, equivalent to 34.4% of the Net Income.

9. The Efficiency Ratio calculated over a 12-month period stood at 41.6% (41.8% in September 2007).

10. In the period, investments in infrastructure, information technology and telecommunications amounted to R$1.839 billion, up 23.9% y-o-y.

11. Taxes and contributions, including social security, paid or provisioned in the period, stemming from the main activities developed by the Bradesco Organization, totaled R$4.258 billion, equivalent to 71% of the Net Income.

12. Bradesco's distribution is Brazil’s largest private customer service network, with 3,235 branches, 28,092 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 4,850 ATMs in the Banco24Horas (24HourBank) Network, 14,562 Bradesco Expresso outlets, 5,924 Banco Postal branches, 3,648 mini-branches and 216 branches of Finasa Promotora de Vendas.

13. Awards and Acknowledgments received in the third quarter of 2008:
- Leader in Sustainability and Corporate Governance in Latin America (Management & Excellence);
- Most Valuable Brand in Brazil (BrandFinance/ Gazeta Mercantil);
- Best Company in Human Resources (Época magazine);
- Winner of the Environmental Entity Award (ADVB-SP)
- Best Insurance Company in Latin America (World Finance).

14. On August 18, Bradesco signed an agreement with The Bank of Tokyo Mitsubishi UFJ, Ltd. establishing an operational alliance to manage and distribute investment funds, through their respective asset management companies BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and MUAM – Mitsubishi UFJ Asset Management Co. Ltd.

15. On August 27, Bradesco joined the Connector network, comprised by 13 financial institutions, becoming the first Latin American bank to join the network. This alliance will allow our corporate clients to use cash management services in the 30 countries where these institutions operate.

16. On September 3, the Brazilian Central Bank approved the “Private Instrument of Commitment of Merger of Shares and Other Covenants,” aiming at the acquisition of all capital stock of Ágora Corretora de Títulos e Valores Mobiliários S.A by Banco Bradesco BBI S.A.

17. On September 4, Bradesco was again included in the Dow Jones Sustainability World Index (DJSI), indicator of the New York Stock Exchange that lists the best world’s companies in terms of good corporate governance practices, transparency, ethics and social-environmental responsibility.

18. Socially, aiming to contribute to better education in Brazil, for over 51 years Bradesco has been developing a broad social and educational program through Fundação Bradesco, maintaining 40 schools mainly located in regions of acute socio-economic poverty throughout all Brazilian states and Brasília, the Federal District. For this year, the forecasted budget of R$220.069 million will allow Fundação Bradesco to serve over 411,000 people.

19. Derivative Operations Indexed to FX Variations:
a. Bradesco’s Position: these positions assumed with the purpose of hedging Bradesco’s operations, mainly investments abroad (branches and subsidiaries). It is worth mentioning that these operations are assumed with no speculative purposes, but in order to match assets and liabilities;
b. Clients Position: Bradesco does not carry out operations with exotic options, called target forward, or any other type of leveraged operations. We point out that Bradesco carries out only traditional operations with clients who intend to manage its foreign currency positions. On October 23, 2008, Bradesco had amounts receivable from its 206 clients in the amount of R$973 million and amounts payable to its 110 clients in the amount of R$655 million, and the higher amount receivable is R$142 million and higher amount payable is R$109 million.

(1) Excludes the mark-to-market effect of Available-for-Sale Securities recorded in Shareholders’ Equity
(2) It considers Sureties, Guarantees, credit cards receivables (cash purchases and credit purchases from storeowners) and loan granting (FIDC)

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Phone: (55 11) 2178-6201

Institutional Area	Individuals Area

Phone: (55 11) 2178-6218	Phone: (55 11) 2178-6217

e-mail: investidores@bradesco.com.br

www.bradesco.com.br/ir

Banco Bradesco’s Net Income of R$ 6.015 billion includes in the 9M08 some nonrecurring events in the period, as shown below:

R$ million	9M08	9M07	3Q08	2Q08
REPORTED NET INCOME	6,015	5,817	1,910	2,002
Partial Sale / Total Investments [1]	(352)	(1,028)	-	-
Full Goodwill Amortization [2]	53	813	-	-
Active Tax Credit	-	(417)	-	-
Other	21	149	-	-
Tax Effects	82	22	-	-
Subtotal Nonrecurring Events	(196)	(461)	-	-
ADJUSTED NET INCOME	5,819	5,356	1,910	2,002
(1) In 9M08: Partial sale of Visa Internacional. In 9M07: Sale of Arcelor (R$354 million), partial sale of Serasa (R$599 million) and partial sale of Bovespa (R$75 million); and (2) Refers to full goodwill amortization calculated in affiliated companies/subsidiaries.

     The Adjusted Net Income stood at R$5.819 billion in the nine-month period of 2008, accounting for an 8.6% growth in relation to the same period of 2007. This income is used as the basis for the analyses and comments in this Press Release and in the Report on Economic and Financial Analysis.

Net income in 3Q08 was negatively impacted by lower gains in financial margins in “non-interest” income (R$475 million), partially offset by the reversal of provisions (R$186 million), deriving from the favorable outcome of tax claims classified into other operating income.

Loan Portfolio – Expanded Concept

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
SMEs	55,061	49,866	37,929	45.2	10.4
Large Companies	72,205	65,864	47,782	51.1	9.6
Corporate Subtotal	127,266	115,730	85,711	48.5	10.0
Individuals	69,984	65,872	54,383	28.7	6.2
Total *	197,250	181,602	140,094	40.8	8.6
* Includes Sureties and Guarantees, receivables from credit cards (cash purchases and credit purchases) and loan granting (FIDC).

In the last 12 months, loans to Corporates registered the highest growth in export financing, leasing, working capital and mortgages.

In the Individuals segment, stronger demand was originated in leasing, credit cards, rural loans, and mortgages. Since 2007, Bradesco has mainly focused its efforts to finance brand new vehicles in the leasing segment, which explains the high growth generated in this credit line.

Excluding sureties and guarantees, receivables from credit cards and loan granting (FIDC), the Loan Portfolio totaled R$160.634 billion, growing by R$44.277 billion, or 38.1% in relation to September 2007, and by R$12.226 billion or 8.2%, in the third quarter.

The evolution of the main credit lines is presented as follows:

Breakdown of the Loan Portfolio – Individuals and Corporates:

Individuals	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Vehicles - CDC	20,789	21,027	19,556	6.3	(1.1)
Leasing	10,442	7,670	2,215	371.4	36.1
Credit Cards	8,888	8,715	7,230	22.9	2.0
Personal Loans	7,833	7,524	7,016	11.6	4.1
Payroll Deductible Loans [1]	6,623	6,649	5,608	18.1	(0.4)
Rural Loans	4,349	3,734	2,684	62.0	16.5
BNDES Onlendings	3,147	3,024	3,060	2.8	4.1
Overdraft Facilities	2,252	2,243	1,960	14.9	0.4
Mortgages	2,235	2,046	1,420	57.4	9.2
Sureties and Guarantees	384	309	308	24.7	24.3
Others [2]	3,042	2,931	3,326	(8.5)	3.8
Total	69,984	65,872	54,383	28.7	6.2
1 In Sep08 and Jun08, it includes R$452 million and R$399 million, respectively, in loan granting (FIDC).
2 In Sep08, it includes R$56 million in loan granting.

Corporates	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Working Capital	22,020	19,136	10,589	108.0	15.1
BNDES Onlendings/Finame	12,405	11,245	9,740	27.4	10.3
Operations Abroad	10,738	8,007	8,294	29.5	34.1
Export Financing	10,427	11,033	6,976	49.5	(5.5)
Overdraft Accounts	9,231	8,898	7,287	26.7	3.7
Leasing	8,780	7,306	4,098	114.3	20.2
Credit Cards	5,165	4,934	3,327	55.2	4.7
Rural Loans	3,734	3,656	31,168	17.9	2.1
Vehicles - CDC	3,332	3,465	3,171	5.1	(3.8)
Mortgages	2,336	1,967	1,498	55.9	18.8
Sureties and Guarantees *	29,256	26,863	18,163	61.1	8.9
Others	9,842	9,220	9,400	4.7	6.7
Total	127,266	115,730	85,711	48.5	10.0
* We point out that approximately 90% of sureties and guarantees operations are carried out with Large Companies.

Breakdown of the Vehicle Portfolio:

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
CDC Portfolio	24,121	24,492	22,727	6.1	(1.5)
Individuals	20,789	21,027	19,556	6.3	(1.1)
Corporations	3,332	3,465	3,171	5.1	(3.8)

Leasing Portfolio	16,454	12,539	4,738	247.3	31.2
Individuals	10,442	7,670	2,215	371.4	36.1
Corporations	6,012	4,869	2,523	138.3	23.5

Finame Portfolio	4,090	3,633	2,853	43.4	12.6
Individuals	61	58	55	10.9	5.2
Corporations	4,029	3,575	2,798	44.0	12.7

Total	44,665	40,664	30,318	47.3	9.8
Individuals	31,292	28,755	21,826	43.4	8.8
Corporations	13,373	11,909	8,492	57.5	12.3

Information on Credit Cards

					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Credit Cards
Card Base - Million	20.3	16.3	20.3	19.7	24.5	3.0
Revenues - R$ Million	29,038	23,454	10,165	9,704	23.8	4.8
# of Transactions - Million	347.0	282.1	119.6	115.2	23.0	3.8

Private Label
Card Base - Million	12.9	8.9	12.9	12.6	44.9	2.4
Revenues - R$ Million	3,292	2,896	1,121	1,090	13.7	2.8
# of Transactions - Million	45.3	37.1	15.3	14.7	22.1	4.1

Total
Card Base - Million	33.2	25.2	33.2	32.3	31.7	2.8
Revenues - R$ Million	32,330	26,350	11,286	10,794	22.7	4.6
# of Transactions - Million	392.3	319.2	134.9	129.9	22.9	3.8

Asset Quality

Bradesco´s asset quality can be verified through its ratings (from “AA" to “C”), and compared with the Brazilian financial system and the private banks, as shown in the table below:

	Sep08	Jun08	Sep07
Bradesco	93.6%	93.4%	92.8%
Brazilian Financial System	92.4%	92.2%	91.5%
Private Banks (1)	93.0%	92.9%	92.4%
1 Domestic and Foreign Banks

Allowance for Loan Losses (PLL)

The balance of Allowance for Loan Losses (PLL) stood at R$9.136 billion on September 30, 2008, of which R$7.944 billion are required provisions and R$1.192 billion are excess provisions.

Expenses with Allowance for Loan Losses (PLL)

PLL expenses of R$5.325 billion were recorded in 9M08, an increase of R$1.383 billion, or 35.1%, compared with 9M07. This growth follows the evolution of the Loan Portfolio, which had a growth of R$44.277 billion, or 38.1%, in the period.

A slight expense variation in 3Q08 occurred due to higher growth of corporate operations, which increased by 9.5%, mainly in the Large Corporate segment, which due to its characteristics, it requires lower provisioning.

Coverage Ratios and Delinquency

Bradesco’s portfolio Coverage and Delinquency Ratios are shown in the table below:

	Sep08	Jun08	Sep07
PLL / Loan Portfolio	5.7%	5.8%	6.4%
Loans Overdue more than 60 days / Loan Portfolio	4.2%	4.3%	4.4%
PLL / Loans Overdue more than 60 days	135.7%	136.6%	144.1%
Loans Overdue more than 90 days / Loan Portfolio	3.5%	3.5%	3.7%
PLL / Loans Overdue more than 90 days	163.6%	165.9%	171.7%

The total delinquency ratio remained stable. In relation to the last twelve-month period, this ratio improved (loans overdue more than 90 days) due to lower delinquency in the micro and SME segments.

We also highlight the good performance of the coverage ratio, which remained stable in the quarter.

Deposits, Debentures and Subordinated Debts

The growth of these funding is shown in the following table:

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Demand deposits	27,620	26,774	22,825	21.0	3.2
Savings Deposits	35,681	34,150	30,231	18.0	4.5
Time Deposits + Debentures	112,089	96,831	63,231	77.3	15.8
Subordinated Debts [1]	17,544	16,709	13,441	30.5	5.0
Total	192,934	174,464	129,728	48.7	10.6
1 Out of the amount paid in September 2008, R$11,041 million was recorded for the purpose of calculation of the Capital Adequacy Ratio.

Contingent Liabilities *

The balance of these liabilities is shown in the table below:

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Labor Provisions	1,567	1,554	1,228	27.6	0.8
Civil Provisions	1,476	1,514	1,062	39.0	(2.5)
Tax Provisions	7,129	7,119	6,465	10.3	0.1
Total	10,172	10,187	8,755	16.2	(0.1)
* For further information, see note #18, on page 304 of the Report on Economic and Financial Analysis.

Capital

In September 2008, the Book Value of the Shareholders’ Equity stood at R$34.168 billion, while the Reference Shareholders’ Equity totaled R$44.716 billion.

The Capital Adequacy Ratio, calculated according to the New Capital Rules (Basel II) in a standardized approach stood at 15.6% . This index shows a capital margin of R$13.2 billion and already takes into account the exercise of the prerogative authorized by the Circular Letter #3,389 from the Brazilian Central Bank which allows to exclude from the total hedge position the over-hedge related to investments abroad.

Unrealized Gains *

Unrealized Gains, represented primarily by securities, posted a reduction this quarter, following the market volatility in the period. It is worth mentioning that most of these securities are used to guarantee technical provisions which are long-term liabilities and that are not marked-to-market.

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Securities - Fixed Income	1,384	2,362	3,196	(56.7)	(41.4)
Securities - Equities	79	1,172	964	(91.8)	(93.3)
Loan Operations	78	157	423	(81.6)	(50.3)
Investments	441	585	3	-	(24.6)
Others	30	(95)	(411)	-	-
Total	2,012	4,181	4,175	(51.8)	(51.9)
* For further information, see note # 32b on page 319 of the Report on Economic and Financial Analysis.

Note: (i) Goodwill of real estate in the amount of R$1,555 million, deferred tax credits stemming from the increase in Social Contribution rate in the amount of R$1,123 million related to Sep/08 and (ii) the potential goodwill of Bradesco’s interest in Visanet and Serasa are not included in the table of unrealized gains.

Asset Management

Bradesco’s total Assets under Management, comprising investment funds, managed portfolios and third-party funds, rose to R$187.995 billion.

Shareholders’ Equity

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Investment Funds	164,970	161,789	153,439	7.5	2.0
Managed Portfolios	17,021	15,999	7,646	122.6	6.4
Third-Party Quotas	6,004	6,597	6,502	(7.7)	(9.0)
Total	187,995	184,385	167,587	12.2	2.0

The growth in the assets under management this quarter was basically affected by the performance in the equity market. In Managed Portfolios, the growth shown in the quarter and in the last 12 month-period basically occurred in the Private segment and boosted when the CPMF was not renewed in early 2008.

Asset Allocation

	R$ million			Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Fixed Income	160,277	151,625	146,258	9.6	5.7
Equities	21,714	26,163	14,827	46.4	(17.0)
Third-Party Funds	6,004	6,597	6,502	(7.7)	(9.0)
Total	187,995	184,385	167,587	12.2	2.0

The reduction observed in equities in the 3Q08 reflects a drop of the Ibovespa index of 23.8% in the same period and the impact of allocating funds to more conservative assets, such as DI funds (linked to the Selic) and other investments, such as Savings Accounts and CDs.

Adjusted Financial Margin

To provide a better analysis, Bradesco’s Financial Margin is adjusted by the effect of hedge positions for investments abroad and the divestments of equities, as shown below:

	R$ million				Variation
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Reported Financial Margin	18,282	17,374	5,152	7,034	908	(1,882)
(+/-) Divestment	-	(354)	-	-	354	-
(+/-) Hedge / Exchange Variation	695	(717)	1,182	(441)	1,412	1,623
Adjusted Financial Margin	18,977	16,303	6,334	6,593	2,674	(259)
- Financial Margin - Interest	17,206	14,404	5,939	5,723	2,802	216
Volume					4,682	377
Rate					(1,880)	(161)
- Financial Margin – Non-Interest	1,771	1,899	395	870	(128)	(475)
Average Rate of Adjusted Margin (%) *	8.7	9.6	8.3	9.4	-0.9 p.p.	-1.1 p.p.
(*) (Adjusted Financial Margin) / (Total Assets – Permanent Assets – Repos).

In the comparison between 9M08 and 9M07, the NII increased by R$2.674 billion, accounting for a 16.4% growth, in the Adjusted Financial Margin and was due to the following factors:

• the increase of R$2,802 in income from interest-bearing operations, of which R$4,682 derived from the increase in volumes, and R$1,880 from spread contraction; and
• the decrease of R$128 million in “non-interest” income was basically due to lower treasury gains in the period, of R$422 million, impacted by the volatility in the world’s financial markets in 3Q08, which was mitigated by higher credit recoveries amounting to R$295 million.

In the comparison between 3Q08 and 2Q08, the variation of R$(259) million was due to:

• The reduction of “non-interest” income in the amount of R$475 million, basically derived from (i) R$ 150 million related to negative mark-to-market effect in loan derivatives (CDS – Credit Default Swap) on Sovereign Brazilian bonds issued abroad; (ii) R$185 million due to lower gains in the trading of Insurance Group shares; and (iii) R$140 million of negative mark-to-market adjustment of other financial instruments, in particular in derivatives used as market risk hedge of loan operations in the country, caused by the world’s financial market volatility in 3Q08; and

• Offset by: the increase of R$216 million in income from interest-bearing operations, of which R$377 million derived from the increase in average business volume, and by R$161 million derived from spread contraction.

Adjusted Financial Margin – Interest

The Financial Margin of interest-bearing operations is shown in the chart below. Note the growth in nominal terms in the quarter.

Breakdown of Adjusted Financial Margin – Interest

The origin of the Adjusted Financial Margin for interest-bearing operations is shown in the chart below. Note the importance of the relative participation of loan operations, which accounted for 69% of the total in September 2008, compared to 67% in September 2007.

	R$ million				Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
- Loan Operations	11,880	9,592	4,081	3,969	23.9	2.8
- Funding	1,918	1,660	733	613	15.5	19.6
- Insurance	1,598	1,650	495	546	(3.2)	(9.3)
- Securities, Treasury, Others	1,810	1,502	630	595	20.5	5.9
Financial Margin	17,206	14,404	5,939	5,723	19.5	3.8

Loan Financial Margin – Interest

A summary of the margin of loans is shown in the chart below:

(*) PLL + Discounts - Recoveries

• The first line shows loan interest income net of the cost of opportunity (basically the Interbank Deposit Certificate rate – the CDI).
• The third line incorporates the cost of delinquency, represented by the Allowance for Loan Losses (PLL) plus the discounts given in renegotiations, net of credit recoveries.
• The second line shows the net margin, i.e. loan interest income net of the losses associated with these loans, which shows consistent growth in nominal terms, with cumulative growth of 19.4% over the past 12 months. The result attests the correct strategy Bradesco has adopted for granting loans.

Fees and Commissions

The breakdown and variations in Fees in the respective periods is shown in the table below:

	R$ million				Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Card Fees	2,169	1,761	779	713	23.2	9.3
Checking Accounts	1,711	1,748	557	576	(2.1)	(3.3)
Loan Operations	1,262	1,413	356	407	(10.7)	(12.5)
Fund Management	1,184	1,055	407	392	12.2	3.8
Collections	897	831	312	301	7.9	3.7
Consortium Management	234	171	84	78	36.8	7.7
Other	940	931	324	308	1.0	5.2
TOTAL	8,397	7,910	2,819	2,775	6.2	1.6

     In the comparison between 9M08 and 9M07, the increase of R$487 million was due to the fee adjustment in checking account fees and the fact that Individuals no longer are charged for loan operations fees (TAC). The main variations were:

• the R$408 million growth in “Fees from Cards”, is driven by the increase of 19.3% in the card base, moving from 67,228 thousand to 80,207 thousand, as well as by the 21.4% increase related to the number of transactions, from 569,874 thousand to 691,570 thousand;
• the R$129 million increase in “Fund Management” fees is derived from the 12.2% increase in assets under management, which moved from R$167.6 billion to R$188.0 billion over the last 12 months.
• the R$87 million increase in “Collections” fees , (+ 13.8%) is related to the increase in volumes;

• the R$63 million growth in “Consortium Management” fees, due to the increase of 16% of outstanding quotas, from 291,790 on September 30, 2007 to 339,682 on September 30, 2008;
• the R$58 million increase in “Custody and Brokerage Services” fees (+34.1%) is related to the increase in volumes; and
• mitigated by the impact of the checking account fees and individual loan operations fees, in the amount of R$188 million.

In the comparison between 3Q08 and 2Q08, the increase of R$44 million was due to:

• the R$66 million increase in “Fees from Cards”, related to the 2.9% increase in the card base, from 77,952 thousand to 80,207 thousand as well as to the 5.3% increase in the number of transactions, rising from 228,593 thousand to 240,654 thousand; and
• the R$15 million increase represented by the 3.8% increase in “Asset Management” fees, derived by the 2.0% increase in assets under management, from R$184.4 billion on June 30, 2008 to R$188.0 billion on September 30, 2008;
• R$10 million growth in “Collection”; and
• higher fees from underwriting operations, R$9 million; and
• mitigated by smaller checking account fees and individuals loan operations fees, R$70 million, due to the process of fee adjustment.

Personnel Expenses *

The breakdown and variations in personnel expenses in the respective periods is shown in the table below:

	R$ million				Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Structural	4,321	3,908	1,517	1,420	10.6	6.8
Non-Structural	956	841	308	295	13.7	4.4
TOTAL	5,277	4,749	1,825	1,715	11.1	6.4
* For further information, see note #25, on page 312 of the Report on Economic and Financial Analysis.

In the comparison between 9M08 and 9M07, the variation of R$528 million was due to:

• Structural:
• the increase of the customer service network (from 28,563 in September 2007 to 36,128 in September 2008) and the consequent hiring of employees, the wage increase granted under the collective bargaining agreement of 2007(6%), in addition to benefits and other items in the amount of R$351 million, as well as the Fenaban’s provision of the proposal for the 2008collective bargaining agreement (7.5%) of R$62 million (R$36 million related to the restatement of labor liabilities and R$26 million of payroll increase).

• Non-structural:
• higher expenses with provisions for labor proceedings in the amount of R$56 million.
• the increase in expenses with the employees and profit-sharing (PLR), in the amount of R$51 million; and
• higher training expenses amounting to R$10 million.

In the comparison between 3Q08 and 2Q08, the reduction of R$110 million comprised basically of:

• Structural:
• provision for increase in wages based on the proposal (7.5%) in the amount of R$62 million (payroll increase of R$26 million and restatement of labor liabilities R$36 million); and
• expansion of the customer service network and increase in business volumes, with subsequent hiring of employees, causing an impact of R$35 million.

• Non-structural:
• higher expenses related to provisions for labor proceedings in the amount of R$6 million; and
• higher training expenses, R$6 million.

Other Administrative Expenses

The breakdown and variations in other administrative expenses in the respective periods is shown in the table below:

	R$ million				Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Third-Party Services	1,502	1,161	576	480	29.4	20.0
Communication	778	690	264	254	12.8	3.9
Financial System Services	462	390	163	154	18.5	5.8
Depreciation and Amortization	461	401	149	174	15.0	(14.4)
Advertisement	432	369	150	160	17.1	(6.3)
Transports	416	380	145	138	9.5	5.1
Rentals	332	298	116	109	11.4	6.4
Data Processing	325	293	120	108	10.9	11.1
Maintenance & Conservation	270	214	95	86	26.2	10.5
Asset Leasing	250	154	89	87	62.3	2.3
Others	667	589	244	219	13.2	11.4
TOTAL	5,895	4,939	2,111	1,969	19.4	7.2

The variations occurred in the 12-month period and in the quarter due to:

• the expansion in the customer service network (organic growth);
• the increase in volumes;
• investments to improve and optimize the technological platform (IT Improvement Project); and
• adjustments of prices of contracts.

Performance Indicators

Efficiency Ratio *

The variation in the quarter is basically due to the provision of the proposal for the collective bargaining agreement of 7.5% and to lower financial margin gains of non-interest income previously mentioned.

In previous 12 months
* For further information, see on page 74 of the Report on Economic and Financial Analysis.

Coverage Ratio (Fees and Commissions / Personnel + Administrative Expenses)

Calculation based on the previous 12 months
* For further information, see page 75 of the Report on Economic and Financial Analysis.

The decrease in this index in 3Q08 is basically due to: (i) the fee adjustment charged to individuals as of 2008; (ii) the provision of the proposal for collective bargaining agreement of 7.5%; and (iii) the expansion of our distribution network and investments in IT.

Insurance, Pension Plans and Savings Bonds

Main Highlights of the Balance Sheet

R$ million
				Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Assets	77,244	76,538	69,996	10.4	0.9
Securities	71,073	70,795	64,618	10.0	0.4
Technical Provisions	62,888	62,068	55,319	13.7	1.3
-Insurance	5,690	5,595	5,496	3.5	1.7
-Life and Pension Plans	54,530	53,881	47,405	15.0	1.2
-Savings Bonds	2,668	2,592	2,418	10.3	2.9
Shareholders' Equity	8,688	9,442	8,885	(2.2)	(8.0)

According to Susep and ANS data, up to July 2008, Bradesco's Technical provisions of the Insurance Group accounted for 34.9% of the market.

In September 2008, based on the net income of the year, Grupo Bradesco de Seguros e Previdência proposed the distribution of dividends in the amount of R$787 million.

In terms of solvency, note that Bradesco's Insurance Group (Grupo Bradesco de Seguros e Previdência) complies with the Susep rules that took effect on January 1, 2008 and is also adjusted to international standards (Solvency II). The financial leverage ratio stood at 2.6 times the Shareholders’ Equity.

Main Highlights of the Income Statement

R$ million
					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Net Written Premiums	16,945	15,304	5,822	5,756	10.7	1.1
Operating Income	3,118	2,400	1,005	1,038	29.9	(3.2)
Net Income	2,098	1,773	629	723	18.3	(13.0)
ROAE (%)	31.3	32.8	30.1	35.1	-1.5p.p.	-5.0p.p.
Market Share of Insurance, Private Pension Plans and Savings Bonds *	23.7	24.9	23.7	23.8	-1.2p.p.	-0.1p.p.
* Data of July/08, July/07 and May/08

The Insurance Group’s Net Income up to July 2008, accounted for 37.1% of the Net Income of the entire Brazilian insurance market.

In addition to the 10.7% increase in premiums, the following factors also contributed significantly to this result:

• the return to normal levels of technical provision in the Individual Health Insurance portfolio;
• the reduction of 1.9 p.p. in the y-o-y Claims Ratio; and
• the decline in the sales ratio up to September 2008 compared to the same period of 2007 (Sep08 – 10.6% and Sep07 – 11.7% );

In spite of improving its main performance ratios, as claims (a drop from 73.1% to 72.4% ) and sales (a decrease from 10.7% to 10.3% ) ratios, which resulted in a better combined ratio than the previous quarter, the 3Q08 experienced a drop in profitability in comparison to the 2Q08. This decrease was due to the impact on the portfolio of equities, which was affected by the market behavior in the quarter (IBOVESPA 3Q08 -23.80%) / 2Q08 +6.64%) .

Up to July 2008, Bradesco’s Insurance Group accounted for 23.7% of premiums in the insurance market. This level of revenues maintains Bradesco’s Insurance Group’s leader in the P&C (property and casualty), life and Open Pension Plans segments.

Indicators

%
	9M08	9M07	3Q08	2Q08
Claims Ratio [1]	73.0	74.9	72.4	73.1
Sales Ratio [1]	10.6	11.7	10.3	10.7
Administrative Expenses Ratio [2]	5.4	5.3	5.6	5.1
Combined Ratio [3]	84.4	85.5	84.4	84.9

1 The ratios were recalculated according to Susep´s Circular Letter #356.
2 Structural Administrative Expenses / Revenues
3 Excluding additional provisions in 2007
Source: Susep and ANS

Number of Clients (Insurance, Private Pension Plans and Savings Bonds)

in thousands
				Variation %
	Sep08	Jun08	Sep07	12 Months	Quarter
Policyholders	22,424	21,727	17,787	26.1	3.2
Private Pension Plan	1,341	1,327	1,294	3.6	1.1
VGBL	601	591	562	6.9	1.7
Savings Bonds	2,492	2,397	2,287	9.0	4.0
TOTAL	26,858	26,042	21,930	22.5	3.1

Human Resources

Net Income Breakdown of Grupo Bradesco de Seguros e Previdência

R$ million
					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Life and Pension Plan	1,205	1,023	392	385	17.8	1.8
Savings Bonds	199	189	64	76	5.3	(15.8)
Health	347	14	115	115	-	-
P & C	347	547	58	147	(36.6)	(60.5)
TOTAL	2,098	1,773	629	723	18.3	(13.0)

Bradesco Vida e Previdência

R$ million
					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Net Income	1,205	1,023	392	385	17.8	1.8
Premiums and Contributions (*)	9,455	8,421	3,117	3,224	12.3	(3.3)
- Revenues from Private Pension Plans and VGBL	7,976	7,195	2,599	2,732	10.9	(4.9)
- Premiums from Life/Personal Accidents Insurance	1,479	1,226	518	492	20.6	5.3
Technical Provisions	54,530	47,405	54,530	53,881	15.0	1.2
Investment Portfolio (thousand)	56,564	51,317	56,564	56,145	10.2	0.7
Claims Ratio (%)	40.9	61.3	44.2	35.2	-20.4p.p.	-9p.p.
Sales Ratio (%)	20.5	30.4	20.6	21.0	-9.9p.p.	-0.4p.p.
Combined Ratio (%)	34.0	51.5	32.6	33.1	-17.5p.p.	-0.5p.p.
Participants / Policyholders (thousand)	18,553	14,610	18,553	17,984	27.0	3.2
Market Share - Premiums and Contributions (%) **	35.3	37.7	35.3	35.7	-2.4p.p.	-0.4p.p.
* Life / VGBL / PGBL / Traditional Plans ** July/08, July/07 and May/08

Total Revenues from Private Pension Plans and VGBL reached R$7.976 billion in the 9M08, equivalent to a 35.3% (as of July 2008) market share, while Premiums from Life Insurance and Personal Accidents totaled R$1.479 billion, with a market share of 16.6% . (Market data of July 2008)

The balance of technical provisions includes the contribution of the insufficiency provision (PIC), which is calculated using the American table of mortality AT-2000, improved by 1.5% p.a., separately considering men and women, who have a longer life expectancy, and a real interest rate of 4.3% p.a. assumption.

The 9M08 net income reflects lower claims ratio in the life segment. In 9M07, net income was impacted by adjustments in provisions: Longevity, Improvement and increase in the tail of IBNR life, which did not occur up to September 2008, causing net income growth.
Despite the capital markets behavior in 3Q08, the result remained stable, with only a slight q-o-q growth.

Technical provisions of Bradesco Vida e Previdência reached R$54.5 billion in September 2008 (a 15.0% increase compared to September 2007), of which R$26.7 billion in VGBL products, R$25.4 billion in supplementary private pension plans, R$2.4 billion in life, personal accidents and other lines. Technical provisions of Open Private Pension Plan and VGBL represent a 38.9% market share – Source: Fenaprevi.
(Market data of July 2008).

Bradesco Capitalização

R$ million
					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Net Income	199	189	64	76	5.3	(15.8)
Income from Savings Bonds	1,223	1,139	443	408	7.4	8.6
Technical Provisions	2,668	2,418	2,668	2,592	10.3	2.9
Clients (thousand)	2,492	2,287	2,492	2,397	9.0	4.0
Market Share - Income (%) *	18.7	20.2	18.9	18.3	-1.5p.p.	0.6p.p.
* Data of July/08, July/07 and May/08.

The better result in the 9M08 compared to the 9M07 is explained by the increase in sales of certificated savings plans, and strong financial gains, related to profits related to sale of equities and the better profitability of fixed income funds.

The income variation derived from Savings Bonds in September 2008 when compared to September 2007 is due to higher sales of the product called “Pé Quente”.

3Q08 net income was influenced by the capital markets’ volatility, offset by the increase in volumes and lower sales expenses.

Number of Outstanding Savings Bonds (in thousands)

Plans of Assignment of Draw Right have shorter effective terms and grace periods and low ticket.

Bradesco Auto/PC

R$ million

					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Net Income	118	97	35	39	21.6	(10.3)
Net Written Premiums [1]	2,155	2,209	791	711	(2.4)	11.3
Technical Provisions	2,203	2,370	2,203	2,158	(7.0)	2.1
Claims Ratio (%)	69.5	69.2	68.7	71.0	0.3p.p.	-2.3p.p.
Sales Ratio (%)	19.6	19.1	18.8	20.2	0.5p.p.	-1.4p.p.
Combined Ratio (%)	104.7	103.4	104.6	105.9	1.3p.p.	-1.3p.p.
Policyholders [2] – thousand	2,117	2,279	2,117	2,177	(7.1)	(2.8)
Market Share - Premiums Written (%) *	10.7	11.8	10.8	10.7	-1.1p.p.	0.1p.p.
* Data as of July/08, July/07 and May/08.
1 Auto / PC
2 Excluding Indiana Seguros policyholders, for correct comparison between the periods

The increase in the 9M08 income compared to the 9M07 is due to stronger financial gains related to equities.

In spite of the improvement in the main performance indexes (claims and sales), which impacted in the 1.3 p.p. decrease in the combined ratio, the 3Q08 had a slight decrease in profitability when compared to the 2Q08, basically due to the lower financial gains obtained in the 2Q08, which were not repeated because of market conditions.

Bradesco Saúde

R$ million

					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Net Income	347	14	115	115	-	-
Net Written Premiums	3,849	3,135	1,389	1,327	22.8	4.7
Technical Provisions	3,385	3,007	3,385	3,332	12.6	1.6
Claims Ratio (%)	85.0	81.3	82.9	85.4	3.7p.p.	-2.5p.p.
Sales Ratio (%)	3.5	3.2	3.5	3.5	0.3p.p.	0p.p.
Combined Ratio (%)	98.4	89.2	95.7	99.0	9.2p.p.	-3.3.p.p
Policyholders - thousand	3,696	2,754	3,696	3,484	34.2	6.1
Market Share - Premiums Written (%) *	42.5	42.2	42.5	43.5	0.3p.p.	-1p.p.
* Data as of July/08, July/07 and May/08

The increase in the 9M08 net income compared to the 9M07 is due to the return of the constitution of technical provisions for the Individual Health insurance portfolio to normal levels, and also because of the increase in financial gains, especially due to the profitability in fixed income funds.

Technical provisions in the Individual Health portfolio include provisions for the equalization of the premiums of policyholders older than 59 years – from plans prior to the Law #9,656/98 –, for the equalization of remission benefits, and for the differences between (i) the values resulting from the application on these premiums of the adjustments authorized annually by ANS and (ii) the values calculated based on the price adjustments in the industry, which encumber the average value of indemnified events. These provisions reflect the efforts of the Management of the Insurance Group over the past few years to maintain a conservative provisioning policy to cover the risks inherent to the business. Thus, if current market conditions are maintained, mainly in terms of claims and the ability to adjust premiums for medical inflation, we believe that the current level of provisioning is adequate to cover the identified risks, in accordance to the respective technical notes.

Following the acquisition of Mediservice (Administradora de Planos de Saúde), Bradesco Saúde reached the mark of 3.7 million customers, increasing its market share in premiums. Including Mediservice’s Corporate Clients, Bradesco Saúde holds in its portfolio nearly 50% of Brazil’s Top 100 companies.

Number of Policyholders (in thousands)

Bradesco Dental

R$ million

					Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Net Income	12	-	6	6	-	-
Net Written Premiums	68	-	42	26	-	-
Technical Provisions	20	-	20	20	-	-
Claims Ratio (%)	46.8	-	53.0	40.6	-	-
Sales Ratio (%)	3.9	-	3.8	4.0	-	-
Combined Ratio (%)	69.8	-	76.1	63.5	-	-
Policyholders – thousand	1,072	-	1,072	957	-	-

In order to focus on dental care, Grupo Bradesco de Seguros e Previdência created a wholly-owned subsidiary called Bradesco Dental, which entered in the market as leader among the insurance companies that currently operate in the sector, and its portfolio currently exceeds 1.0 million Policyholders.

In 9M08, Bradesco Dental recorded a net income of R$12 million, and its main indicators had the following performance: claims 46.8%, sales 3.9% and combined ratio 69.8% .

Highlights of the Investor Relations Area:

Bradesco took part in two conferences overseas, in New York (Deutsche Bank) and in London (Brazil Day) and in a road show in Europe (UBS). In Brazil, we continued our cycle of meetings in a partnership with APIMEC, in the cities of Curitiba, Florianópolis, Fortaleza, Brasília, Belo Horizonte, Rio de Janeiro, Porto Alegre and São Paulo. We also participated in other conferences (Santander and Citigroup).

The APIMEC meeting in São Paulo took place under a new format. Pursuing greater transparency, we organized an event in which we brought the heads responsible for the following themes: Economy, Consumer Finance, Information Technology, Medium and Large Businesses, Investment Banking, Insurance and Strategy.

This event counted with more than 600 guests, in addition to 10,000 internet users. In terms of innovation, presentations were also broadcasted through cell phones.

Continuing with the improvement in services to individual investors, we took part in the ExpoMoney in São Paulo, which received over 16,000 people, and in the WFIC Congress, held for the first time in Brazil, which aimed to promote financial education among domestic and international investors, by means of principles of long-term investment.

Highlights of the Social and Environmental Responsibility Area:

Leasing for basic sanitation projects was launched in a partnership with Mizumo. Environmental Leasing is a credit line targeting commercial leasing of water treatment stations and industrial and urban liquid effluents.

The creation of the savings bond called Pé Quente Bradesco Amazonas Sustentável Empresarial, which directs part of the proceeds raised into environmental conservation and balanced development projects coordinated by Fundação Amazonas Sustentável, an unprecedented partnership between Bradesco and the State of Amazonas.

In 2008, the Programa Voluntários Bradesco (Bradesco Volunteer Program) gathered over 10,000 volunteers in its initiatives. The Bradesco Volunteer Portal became the largest corporate V2V (volunteer to volunteer) network on the internet in Brazil with 6,975 volunteers, all employees of the Bradesco Organization. Also, the donation campaigns received three tons of powdered milk in June, and in September more than 66,000 personal hygiene items were collected, benefiting nearly 15,000 people throughout Brazil.

Once again, Banco Bradesco was selected to join the group of companies that comprise the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, which includes the best companies in terms of sustainability practices.

According to the consulting firm Management & Excellence (M&E), Bradesco is the company that best communicates its sustainability, corporate governance and social and environmental responsibility initiatives on the web.

Awards and Acknowledgments

The Bradesco Organization was awarded and acknowledged as:

- The Best Bank in the Country, according to the Euromoney magazine. Euromoney Awards for Excellence acknowledges institutions that offer high-quality products and services, with renowned leadership and innovation in their local markets.

- Outstanding Position in the Balanço Financeiro (Financial Balance Sheet) Award of the Gazeta Mercantil newspaper. Based on an exclusive study prepared by the consulting firm Austin Rating, this Award elected Bradesco as the best company in the following categories: Retail Bank, Life and Private Pension Plans and Leasing.

- Bank with the largest level of capital and assets in Latin America, according to the Top 1000, a list of the worlds’ largest and most solid banks, yearly published by The Banker magazine and edited by the Financial Times.
In the ranking of the world’s largest banks in terms of capital, Bradesco moved up 16 positions in relation to 2006, and now holds the 48th position in this ranking.

- Awarded in the 1st Edition of the ABRASCA Value Creation Award in the Banks category. Sponsored by ABRASCA and audited by Ernst&Young, the award has a methodology developed for the Brazilian capital markets, based on studies by the Navarra University (Spain), same entity that provides methodology for Nasdaq and applied by GRC Visão, an economic consulting firm that privileges companies that most add shareholders value.

- Most well-positioned financial institution in the 6th edition of the Brazilian Environmental Benchmarking Award, sponsored by Mais Projetos, a company that operates in the corporate social-environmental management and training. With the case “Fundação Amazonas Sustentável, Bradesco ensured for the second consecutive year its presence in the book “Benchmarking Ambiental – os melhores cases da gestão socioambiental corporativa” (Environmental benchmarking – best cases in corporate social and environmental management).

- Bradesco also received the “As Melhores da Dinheiro” award (The Best Companies by Dinheiro Magazine) in the Social-Environmental Responsibility category. The top 500 companies in 30 sectors of economy are evaluated, according to the Dinheiro magazine.

CONFERENCE CALL INFORMATION

Date: Tuesday October 28, 2008

Portuguese	English
10:00 a.m. (São Paulo) 8:00 a.m. (U.S. ET) Brazil +55 (11) 4688-6301 International +55 (11) 4688-6301 Code: Bradesco	11:30 a.m. (São Paulo) 9:30 a.m. (U.S. ET) USA +1 (800) 860-2442 International +1 (412) 858-4600 Brazil +55 (11) 4688-6301 Code: Bradesco

The conference calls are broadcast live via webcast with audio and slideshow. Please access our website at www.bradesco.com.br/ir. The presentations are available for download on the morning of the event on the conference call page.

An audio replay of the conference calls will be available from October 28 to November 3, 2008 at the phone numbers +55 (11) 4688-6312 (conference call code: 552 - event in Portuguese) and +55 (11) 4688-6312 (conference call code: 988 - event in English). Alternatively, the call will also be available on Bradesco’s Investors Relations website approximately two hours after the event.

Market Indicators

In %	9M08	9M07	3Q08	2Q08
USD Commercial Rate	8.07	(13.98)	20.25	(8.99)
IPCA	4.76	2.99	1.07	2.09
CDI	8.72	8.96	3.16	2.74
IGP-M	8.47	4.06	1.54	4.34
Selic (year-end)	13.75	11.25	13.75	12.25
USD Commercial Rate (year-end) - R$	1.9143	1.8389	1.9143	1.5919

Macroeconomic Scenario

In %	2008	2009	2010
USD Commercial Rate (year-end) - R$	2.15	2.00	1.95
IPCA	6.60	5.00	4.50
IGP-M	10.50	4.85	4.00
Selic (year-end)	13.75	13.00	12.00
GDP	5.00	3.00	4.00

Comments from the Economic Research Department

First of all, the current world’s economy scenario must be understood as an intense and unprecedented deleverage process in several markets. This trend has many consequences: (i) strong financial volatility and banking system instability in several countries; (ii) credit restrictions and capital flow reduction; (iii) decrease in assets and commodity prices; (iv) increased risk aversion, affecting foreign exchange markets; and (v) slowdown already in progress of the world’s economy growth.

In the next months, the world’s economy adjustment will be maintained, mainly affecting the emerging countries, whose expansion pace remains strong, but showing moderate signs of deceleration. It is worth mentioning that this adjustment occurs after a period of strong world’s growth, from which Brazil took advantage. Among the consequences of this adverse scenario for Brazil, it is worth pointing out the pressure on the foreign exchange rate and restrictions on international credit lines.

Although Brazil is not immune to the crisis and to its consequences, it is worth pointing out that over the past years, our country has advanced in terms of fundamentals, which should soften to a certain extent the impacts caused by the panic that has been prevailing over the international markets. For 2008, we expect a 5.0% growth of GDP (after 5.4% in 2007), moving towards 3.0% in 2009. Looking at a broader future, it is worth mentioning that Brazil’s outlook remains favorable, which will certainly bring benefits, as soon as the current crisis is surpassed.

MAIN FIGURES AND INDICATORS

	R$ million				Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Reported Net Income	6,015	5,817	1,910	2,002	3.4	(4.6)

Adjusted Net Income	5,819	5,356	1,910	2,002	8.6	(4.6)
Earnings per Share (R$) (1)	1.90	1.78	0.62	0.65	6.7	(4.6)
Book Value per Share (R$) (1)	11.13	9.65	11.13	10.98	15.3	1.4

ROAE (Annualized) (2) (%)	25.4	30.0	25.1	27.6	-	-
ROAA (Annualized) (%)	2.0	2.5	1.9	2.1	-	-

Adjusted Financial Margin	18,977	16,303	6,334	6,593	16.4	(3.9)
Fee and Commission Income	8,397	7,910	2,819	2,775	6.2	1.6
Personnel and Administrative Expenses	11,172	9,688	3,936	3,684	15.3	6.8

Total Assets	422,706	317,648	422,706	403,271	33.1	4.8

Loan Portfolio	160,634	116,357	160,634	148,408	38.1	8.2
Sureties and Guarantees	29,640	18,471	29,640	27,172	60.5	9.1
Credit Cards (3)	6,468	5,266	6,468	5,623	22.8	15.0
Loan Granting (FIDC)	508	-	508	399	-	-
Total Loan Portfolio	197,250	140,094	197,250	181,602	40.8	8.6

Provision for Loan Losses	(9,136)	(7,428)	(9,136)	(8,652)	23.0	5.6

Demand Deposits	27,620	22,825	27,620	26,774	21.0	3.2
Savings Deposits	35,681	30,231	35,681	34,150	18.0	4.5
Time Deposits + Debentures	112,089	63,231	112,089	96,831	77.3	15.8
Subordinated Debts	17,544	13,441	17,544	16,709	30.5	5.0

Technical Provisions	62,888	55,319	62,888	62,068	13.7	1.3
Shareholders’ Equity	34,168	29,214	34,168	33,711	17.0	1.4

In %
Efficiency Ratio (4)	41.6	41.8	41.6	41.3	-	-
Coverage Ratio (4)	75.5	80.6	75.5	77.8	-	-
Combined Ratio	84.4	85.5	84.4	84.9	-	-
Capital Adequacy Ratio (Financial Consolidated) (5)	16.2	16.3	16.2	14.4	-	-
Capital Adequacy Ratio (Total Consolidated)(5)	15.6	14.2	15.6	12.9	-	-
Fixed Asset Ratio (Financial Consolidated)	47.4	48.9	47.4	47.3	-	-
Fixed Asset Ratio (Total Consolidated)	17.6	14.7	17.6	16.2	-	-

In R$ million	9M08	9M07	3Q08	2Q08	12 Months	Quarter
Interest on Shareholders’ Capital / Dividends	2,072	2,140	613	719	(3.2)	(14.7)
Total Shares (in thousand) (1)	3,069,755	2,019,241	3,069,755	3,069,782	52.0	-
(1) Note: For comparison purposes, the amounts were adjusted by the 50% stock bonus in 2008;
(2) Calculated excluding the mark-to-market effects of Available-for-Sale Securities recorded in Shareholders’ Equity;
(3) Operations with loan characteristics – cash purchases and credit purchases;
(4) In the previous 12 months; and
(5) In Sep08, it refers to Basel II.

STATEMENT OF ADJUSTED INCOME

	R$ million				Variation %
	9M08	9M07	3Q08	2Q08	12 Months	Quarter
REVENUES FROM FINANCIAL INTERMEDIATION	40,543	30,431	16,081	12,769	33.2	25.9

EXPENSES FROM FINANCIAL INTERMEDIATION	21,566	14,128	9,747	6,176	52.6	57.8

FINANCIAL MARGIN	18,977	16,303	6,334	6,593	16.4	(3.9)

Provision for Loan Losses	(5,325)	(3,942)	(1,824)	(1,834)	35.1	(0.5)
GROSS INCOME FROM FINANCIAL INTERMEDIATION	13,652	12,361	4,510	4,759	10.4	(5.2)

OTHER OPERATING INCOME (EXPENSES)	(5,701)	(5,210)	(1,902)	(1,984)	9.4	(4.1)
Fees and Commissions	8,397	7,910	2,819	2,775	6.2	1.6
Insurance, Private Pension Plans and Savings Bonds Retained Premiums	16,688	14,804	5,737	5,666	12.7	1.3
Variations of Provisions from Insurance, Private Pension Plans and Savings Bonds	(7,800)	(8,024)	(2,624)	(2,643)	(2.8)	(0.7)
Claims - Insurance Operations	(5,245)	(4,419)	(1,823)	(1,782)	18.7	2.3
Savings Bonds Drawings and Redemptions	(1,055)	(1,000)	(382)	(355)	5.5	7.6
Insurance and Private Pension Plans Sales Expenses	(877)	(796)	(279)	(319)	10.2	(12.5)
Personnel Expenses	(5,277)	(4,749)	(1,825)	(1,715)	11.1	6.4
Other Administrative Expenses	(5,895)	(4,939)	(2,111)	(1,969)	19.4	7.2
Tax Expenses	(1,711)	(1,766)	(536)	(570)	(3.1)	(6.0)
Equity in earnings (losses) of Unconsolidated Companies	89	32	23	34	178.1	(32.4)
Other Operating Income	1,197	1,012	544	323	18.3	68.4
Other Operating Expenses	(4,212)	(3,275)	(1,445)	(1,429)	28.6	1.1

OPERATING INCOME	7,951	7,151	2,608	2,775	11.2	(6.0)
NON-OPERATING INCOME	3	3	8	(20)	-	-
INCOME BEFORE TAX ON INCOME AND INTEREST	7,954	7,154	2,616	2,755	11.2	(5.0)
INCOME TAX AND SOCIAL CONTRIBUTION	(2,118)	(1,790)	(696)	(750)	18.3	(7.2)
MINORITY INTEREST IN SUBSIDIARIES	(17)	(8)	(10)	(3)	-	-
ADJUSTED NET INCOME	5,819	5,356	1,910	2,002	8.6	(4.6)
(+) Nonrecurring Events	196	461	-	-	-	-
REPORTED NET INCOME	6,015	5,817	1,910	2,002	3.4	(4.6)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.